  Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

TABLE OF CONTENTS

1	INTRODUCTION	3
2	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
3	THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS	6
4	PROPERTY SUMMARY	9
5	SUMMARY OF QUARTERLY RESULTS	43
6	DISCUSSION OF OPERATIONS	44
7	PROPOSED TRANSACTIONS	46
8	LIQUIDITY AND CAPITAL RESOURCES	46
9	CONTINGENCIES	49
10	RELATED PARTY DISCLOSURES	50
11	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	51
12	FINANCIAL INSTRUMENTS AND RELATED RISKS	54
13	RISKS AND UNCERTAINTIES	56
14	DISCLOSURE CONTROLS AND PROCEDURES	57
15	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	58
16	DISCLOSURE OF OUTSTANDING SHARE DATA	58
17	OFF-BALANCE SHEET ARRANGEMENTS	58

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

1.
INTRODUCTION

This Management’s Discussion and Analysis (this “MD&A”) of Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) and its subsidiaries (the “Company” or “Silver Elephant”) was prepared by management as at November 16, 2020 and was reviewed, approved, and authorized for issue by the Company’s Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and notes thereto for the nine months ended September 30, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2019, which were prepared in accordance with IFRS (the “Annual Financial Statements”), and the related annual Management’s Discussion and Analysis (the “Annual MD&A”) dated March 30, 2020, as well as the Company's Annual Report on Form 20-F, dated March 30, 2020 (the “2019 Annual Report”), all of which are available under the Company’s SEDAR profile at www.sedar.com.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian dollars, unless stated otherwise. All references to "$" or "dollars" in this MD&A refer to Canadian dollars. References to "US$" or "USD" in this MD&A refer to United States dollars. Readers are cautioned that this MD&A contains “forward-looking statements” and that actual events may vary from management’s expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company’s securities, as well as information about mineral resources under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are contained in the 2019 Annual Report which is available under the Company’s SEDAR profile at www.sedar.com.

Description of Business
The Company amalgamated under the laws of the Province of British Columbia, Canada. The Company’s Common Shares (the "Common Shares”, and each, a “Common Share”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX under the symbol “SILEF”.

The Company is an exploration stage company specializing in mine permitting, construction, and operations. The Company's principal projects are the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project") and the Gibellini vanadium deposits and associated claims located in the State of Nevada, USA.

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,550 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The Company also has a 100% interest in two vanadium projects in North America. The Gibellini project is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA (the “Gibellini Project”) and the Titan vanadium-titanium-iron project is comprised of the Titan vanadium-titanium-iron deposit and related claims located in the Province of Ontario, Canada (the “Titan Project). The Company is permitting the Gibellini Project and aims to be the first primary vanadium producer in the USA by 2023.

The Company also owns a 100% interest in three coal properties in Mongolia which are the Ulaan Ovoo property, the Khavtgai Uul property and the Chandgana Tal property. In addition, the Company also has the land use right and construction license for the Chandgana power plant project.

General Corporate Information:

At September 30, 2020 and November 16, 2020, the Company had: (i) 152,613,148 and 155,295,2281 Common Shares issued and outstanding, respectively; (ii) 11,028,750 and 10,272,500 stock options, each exercisable for the purchase of one Common Share, outstanding, respectively; (iii) 29,875,737 and 27,459,6671 Common Share purchase warrants, each exercisable for the purchase of one Common Share, outstanding, respectively.
Transfer Agent and Registrar Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information
All financial reports, news releases and corporate information can be accessed by visiting the Company’s website at: www.silverelef.com.

Investor & Media requests and queries:
Email: ir@silverelef.com
Head Office and Registered Office Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661

Directors and Officers

As at the date of this MD&A, The Company’s directors and officers were as follows:

Directors	Officers
John Lee (Chief Executive Officer and Executive Chairman)	Ronald Espell, Vice-President, Environment and Sustainability Danniel Oosterman, Vice-President, Exploration
Greg Hall	Joaquin Merino-Marquez, Vice-President, South American Operations
Masa Igata	Irina Plavutska, Chief Financial Officer
Marc Leduc David Smith	Brigitte McArthur, Corporate Secretary

Audit Committee	Corporate Governance and Compensation Committee
Greg Hall (Chair)	Greg Hall (Chair)
Masa Igata	Masa Igata
Marc Leduc	Marc Leduc

Qualified Persons

Danniel Oosterman, B.Sc.(Hons), P.Geo., is a “qualified person” within the meaning of NI 43-101 (a "Qualified Person"). Mr. Oosterman serves as the Company’s Vice-President, Exploration and Qualified Person. He is not considered independent of the Company given the large extent that his professional time is dedicated solely to the Company. Mr. Oosterman has reviewed and approved the technical and scientific disclosure regarding the mineral properties of the Company contained in this MD&A.

[1] As at the date hereof, 195,000 Common Shares are in the process of being issued pursuant to the exercise of an equivalent number of Common Share purchase warrants of the Company. The number of issued and outstanding Common Shares does not include the 195,000 Common Shares issuable and the number of issued and outstanding Common Share purchase warrants does not exclude the 195,000 exercised Common Share purchase warrants, which would have expired on November 13, 2020, if not so exercised.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

2.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of United States securities laws and "forward-looking information" within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). These forward looking statements concerns matters anticipated developments in the Company’s continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company’s financial resources and financial projections.

Forward-looking statements in this MD&A are frequently, but not always, identified by words such as "expects", "anticipates", "intends", "believes", "estimates", "potentially" or similar expressions, or statements that events, conditions or results "will", "may", "would", "could" or "should" occur or are "to be" achieved, and statements related to matters which are not historical facts. Information concerning management's expectations regarding the Company's future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in the forward- looking statements. Such forward-looking statements include but are not limited to statements regarding the Company's planned and future exploration and/or development of the Pulacayo Project, the Gibellini Project and the Titan Project; permitting and feasibility of the Gibellini Project; the volatility of the novel coronavirus ("COVID-19") outbreak as a global pandemic; political instability and social unrest in Bolivia and other jurisdictions where the Company operates; the Revised Pulacayo Technical Report (as defined herin), including the anticipated filing thereof; the Company's goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties; the Company's future business plans; the Company's future financial and operating performance; the future price of silver, lead, zinc, vanadium and other metals; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company's projects; government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions; the Company's reliance on key management personnel, advisors and consultants; the volatility of global financial markets; the timing and amount of estimated future operating and exploration expenditures; the costs and timing of the development of new deposits; the continuation of the Company as a going concern; the likelihood of securing project financing; the impacts of changes in the legal and regulatory environment in which the Company operates; the timing and possible outcome of any pending litigation and regulatory matters; and other information concerning possible or assumed future results of the Company's operations, including development and production of electricity from the Company’s Chandgana power plant, including finalizing of any power purchase agreement; estimated future coal production at the Chandgana Tal, Ulaan Ovoo and Khavtgai Uul coal properties, and other information concerning possible or assumed future results of operations of the Company. Refer to Section 4 – Property Summary.

Statements relating to mineral resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral resources described exist in the quantities predicted or estimated and may be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, the following: timely receipt of regulatory and governmental approvals (including licenses and permits) for the development, construction and production of the Company's properties and projects; there being no significant disruptions affecting operations, whether due to labour disruptions, COVID 19 or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for silver, lead, zinc, vanadium and other metals; prices for and availability of fuel and electricity; parts and equipment and other key supplies remaining consistent with current levels and prices; production forecasts meeting expectations; the accuracy of the Company's current mineral resource estimates and of any metallurgical testing completed to date; labour and materials costs increasing on a basis consistent with the Company's current expectations; any additional required financing being available on reasonable terms; market developments and trends in global supply and demand for silver, lead, zinc, vanadium and other metals meeting expectations; favourable operating conditions; political stability; access to necessary financing; stability of labour markets and in market conditions in general; and estimates of costs and expenditures to complete the Company's programs. The Company has no assurance that any of these assumptions will prove to be correct.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could thus cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Furthermore, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those reflected in the forward-looking statements, whether expressed or implied. Such factors include, among others, the following: the Company is an exploration stage company; the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities; the volatility of the market price of the Common Shares; judgment of management when exercising discretion in the use of proceeds from offerings of securities; sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares; potential dilution with the issuance of additional Common Shares; none of the properties in which the Company has a material interest have mineral reserves; estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise; the Company has not received any material revenue or net profit to date; exploration, development and production risks; no history of profitable mineral production; actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated; foreign operations and political condition risks and uncertainties; legal and political risk; amendments to local laws; the ability to obtain, maintain or renew underlying licenses and permits; title to mineral properties; environmental risks; competitive conditions in the mineral exploration and mining business; availability of adequate infrastructure; the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors; limits of insurance coverage and uninsurable risk; reliance on third party contractors; the availability of additional financing on reasonable terms or at all; foreign exchange risk; impact of anti-corruption legislation; recent global financial conditions; changes to the Company's dividend policy; conflicts of interest; cyber security risks; litigation and regulatory proceedings; the obligations which the Company must satisfy in order to maintain its interests in its properties; the influence of third-party stakeholders; the Company's relationships with the communities in which it operates; human error; the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization; and other risks and the factors discussed under the heading "Key Information - Risk Factors" in the 2019 Annual Report and in analogous disclosure in other disclosure documents of the Company

The foregoing list is not exhaustive and additional factors may affect any of the Company's forward looking statements. Although the Company has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

The forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

3.
THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

●
On July 7, 2020, the Company reported that all proposed resolutions were approved at the Company’s Annual General and Special Meeting of shareholders held on July 7, 2020. The Company had previously received conditional approval from the TSX to amend the exercise price of an aggregate of 24,318,927 previously issued Common Share purchase warrants (the “Original Warrants”) of the Company to an exercise price of $0.26 per Common Share (the “Amendment”) pending shareholder approval of the Amendment. Pursuant to the passing of the ordinary resolution approving the Amendment, the Original Warrants were cancelled and replaced with amended Common Share purchase warrants with an exercise price of $0.26 per Common Share (the “Amended Warrants”), which the Amendment becoming effective as of July 17, 2020. All other terms of the Amended Warrants were unchanged from the Original Warrants.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

●
On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”, and together with the Exploration Right, the “Triunfo Rights”). The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project, expected to occur no later than March 2021, until July 13, 2025 or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on July 13 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”). If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment of up to US$300,000.

●
On July 16, 2020, the Company announced that the Notice of Intent (the “NOI”) to prepare an Environmental Impact Statement (the “EIS”) for the Gibellini Project was published on July 14, 2020, in the Federal Register. The NOI formally commenced the 12-month timeline to complete the National Environmental Policy Act (“NEPA”) review and the EIS preparation by the U.S. Department of the Interior Bureau of Land Management (the “BLM”).

●
On July 20, 2020, the Company announced it had engaged Mercator Geological Services Limited (“Mercator”) to prepare an updated NI 43-101 compliant technical report for the Pulacayo Project.

●
On July 20, 2020, the Company also announced the departure of Michael Doolin, the Company’s interim Chief Executive Officer and Chief Operating Officer. John Lee was subsequently appointed as Chief Executive Officer of the Company.

●
On August 3, 2020, the Company announced the appointment of David Smith as an Independent Director and the resignation of Ronald Clayton from the Company's board of directors (the "Board").

●
On August 11, 2020, the Company announced diamond infill drilling results from the Pulacayo Project which demonstrated broad continuity of mineralization and grade starting from near-surface, consistent with historic Hochschild mining records, which indicated high grade mineralization with increasing depth to more than 1,000 meters from surface.

●
On August 19, 2020, the Company announced that it had received its first chip sampling results on the Triunfo Project. A total of 103 chip samples were collected from outcrops at surface and from underground adits and tunnels accessing the main east-west mineralized trend. The width of the samples varies from 1.0 to 5.3m, exhibiting an average width of 2.5m. 37 Triunfo samples assayed up to 8.3 g/t AuEg. These results confirmed the Triunfo Project exhibits near-surface Au-Ag-Pb-Zn mineralization.

●
On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”) located immediately adjacent to the Malku Khota silver project in Bolivia. Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

●
On September 18, 2020, the Company’s wholly owned subsidiary Nevada Vanadium LLC (“Nevada Vanadium”) completed the acquisition of the Bisoni vanadium project (the "Bisoni Project") situated immediately southwest of the Gibellini Project pursuant to an Asset Purchase Agreement (the “Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”).The Bisoni Project is comprised of 201 lode mining claims, along a 13.8 kilometer strike that covers an area of 16.5 square kilometers (1,656 hectares), easily accessed by a graded gravel road extending south from US Highway 50, and is about 25 miles south of the town of Eureka, Nevada.

As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued 4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to Cellcube. The Bisoni APA Shares are subject to a statutory four month hold period expiring on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000, calculated based upon the 5 day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

●
On September 28, 2020, the Company announced that all of the initial forty-eight chip and grab samples collected from surface outcrops and adits at the Sunawayo Project returned anomalous Ag-Pb assayed values. Ten of the assayed samples contain either over 100g/t silver or 10% lead or both. The results exceeded the Company’s expectations and are an early indication of the potential for mineral discoveries at Sunawayo. The Company is mobilizing to start geological and structural mapping to ascertain the primary controls and trends for mineralization at Sunawayo. This work will lay the foundation for defining drill targets by year’s end.

●
During the quarter ended September 30, 2020, 9,596,990 Common Share purchase warrants and 758,750 stock options were exercised for total proceeds of $2,320,656.

Subsequent to period end

●
On October 13, 2020, the Company announced the results of an NI 43-101 compliant mineral resource estimate for the Pulacayo Project prepared by Mercator. This mineral resource estimate has an effective date of October 13, 2020, and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. On October 26, 2020, the Company filed an NI 43-101 compliant technical report titled "Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia" prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arce, P. Geo, of Mercator, with an effective date of October 13, 2020 and a report date of October 23, 2020 (the "Pulacayo Technical Report") with Canadian securities regulatory authorities. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com and is discussed in more detail below, under the heading "Property Summary – Pulacayo Project, Bolivia". The Company is in the process of finalizing a revised version of the Pulacayo Technical Report (the "Revised Pulacayo Technical Report"), due to subsequent revisions to a number of sections of the Pulacayo Technical Report by the authors thereof; however, the Revised Pulacayo Technical Report will not contain any changes to the mineral resource estimates, the interpretation and conclusions, or the recommendations from those set out in the Pulacayo Technical Report. The Revised Pulacayo Technical Report will be filed by the Company with Canadian securities regulatory authorities in connection with the filing of the final short form prospectus of the Company in relation to the Offering (as defined herein).

●
On October 14, 2020, the Company announced a new zone at the Paca deposit at the Pulacayo Project. Core samples results are expected in late November 2020.

●
On October 20, 2020, the Company announced that it had entered into an agreement with Mackie Research Capital Corporation as lead underwriter and sole bookrunner (the “Lead Underwriter”), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and Sprott Capital Partners LP (collectively with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought‐deal basis, 15,000,000 Common Shares of the Company at a price of C$0.40 per Common Share for aggregate gross proceeds of C$6,000,000 (the “Offering”).

The Company also granted the Underwriters an option to increase the size of the Offering by up to an additional number of Common Shares that in aggregate would be equal to 15% of the total number of Common Shares to be issued under the Offering, at any time up to 30 days following the closing of the Offering. The net proceeds from the sale of the Common Shares will be used for the exploration, development and/or improvement of the Company’s mine properties and for working capital purposes.

The Offering is expected to close on or about the date that is five business days following the issuance of the receipt for the final short form prospectus of the Company qualifying the distribution of the Common Shares issuable pursuant to the Offering, and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the TSX.

●
On October 21, 2020, the Company announced that it had entered into an amended agreement with the Lead Underwriter to increase the size of the Offering to 20,000,000 Common Share at a price of $0.40 per Common Share for aggregate gross proceeds of $8,000,000. The other details of the Offering remained unchanged.

●
Subsequent to the period end and as at the date of this MD&A, 2,207,080 Common Share purchase warrants (excluding 195,000 Common Share purchase warrants that are in the process of being exercised as at the date hereof)  and 475,000 stock options were exercised, each for the issuance of one Common Share, for total gross proceeds of $633,216.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

For further information please view the Company’s 2020 news releases available under the Company’s SEDAR profile at www.sedar.com.

4.
PROPERTY SUMMARY

DEFINITIONS AND INTERPRETATIONS

This MD&A contains a number of technical terms relating to exploration and resource development that may be unfamiliar to a general reader. The following definitions are provided for reference and clarification, and reflect their common use and understanding in the mining industry:

“deposit” means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A “historic” mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

“project”, as used in the context of the Pulacayo Project, the Gibellini Project, the Triunfo Project, the Sunawayo Project and the Titan Project defined in this MD&A, refers to a mineral project which, pursuant to NI 43-101, means any exploration, development or production activity, including a royalty or similar interest in these activities with respect to base metals, precious metals or industrial metals as it applies to the Company.

“property” refers to land concessions for which the Company holds mineral rights to conduct its activities.

“Qualified Person” means, pursuant to NI 43-101, an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation, or mineral project assessment. This individual is a member or licensee in good standing of a professional association and has to have relevant experience of the subject matter of the mineral project and the technical report.

PULACAYO PROJECT, BOLIVIA

The scientific and technical information in this section of this MD&A that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com.

The Company filed the Pulacayo Technical Report on October 26, 2020. The Company is in the process of finalizing the Revised Pulacayo Technical Report due to subsequent revisions to a number of sections of the Pulacayo Technical Report by the authors thereof; however, the Revised Pulacayo Technical Report will not contain any changes to the mineral resource estimates, the interpretation and conclusions, or the recommendations from those set out in the Pulacayo Technical Report. The Revised Pulacayo Technical Report will be filed by the Company with Canadian securities regulatory authorities in connection with the filing of the final short form prospectus of the Company in relation to the Offering.

The Pulacayo Project consists of many licenses within which are located the Pulacayo and Paca mineral deposits, several areas of potential mineralization and historic tailings piles.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita mining concession, from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca mineral deposits for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

In connection with the Apuradita mining concession, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

Mineral Resources and Reserves

The Pulacayo Technical Report describes mineral resources estimated following the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014 (the “CIM Standards, 2014”). Two mineral resource estimates were disclosed according to the requirements of NI 43-101 for the Pulacayo Project, one for the Pulacayo deposit and one for the Paca deposit (the “Pulacayo MRE” and “Paca MRE”, respectively, and collectively referred to herein as the “Mineral Resource Estimate”).

The Mineral Resource Estimate has an effective date of October 13, 2020, and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. The Company’s wholly owned Bolivian subsidiary, Apogee Mineral Bolivia S.A. has invested over US$30 million at the Pulacayo Project since 2006.

The Mineral Resource Estimate was prepared by Mercator under the supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101. A contained metal summary based on the Mineral Resource Estimate for the Pulacayo Project is reported below:

Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal -
Effective October 13, 2020**

Zone	Category	Rounded Tonnes	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz
Open Pit Constrained	Indicated	47,380,000	101.0	1,365.0	687.5	202.0
	Inferred	4,165,000	8.0	80.3	53.5	14.3
Out-of-Pit	Indicated	660,000	5.7	19.6	6.4	6.5
	Inferred	900,000	5.2	42.4	8.3	7.4
Total:	Indicated	48,040,000	106.7	1,384.7	693.9	208.5
	Inferred	5,065,000	13.1	122.8	61.9	21.7
**Notes:
1.
The Mineral Resource Estimate was prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2.
*Ag Eq. = silver equivalent (recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the silver equivalent (recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo deposit. A metal recovery of 80% Ag was used for oxide zone mineral resources.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

3.
Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.
4.
Pit-constrained mineral resources are defined for each deposit within optimized pit shells with average pit slope angles of 45⁰. The Pulacayo MRE was optimized at a 12.3:1 strip ratio and the Paca MRE was optimized with at a 4.3: strip ratio.
5.
Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and general and administrative (“G&A”) at US$12.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.
6.
Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.
7.
Pit-constrained sulphide zone mineral resources are reported at a cut-off grade of 30 g/t ag eq. within the optimized pit shells and pit-constrained oxide zone mineral resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shells. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.
8.
Out of pit mineral resources are external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.
9.
“Total” mineral resources for the Pulacayo MRE is the tonnage-weighted average summation of pit-constrained and out-of-pit Pulacayo deposit mineral resources.
10.
“Total” mineral resources for the Mineral Resource Estimate is the tonnage-weighted average summation of the total Pulacayo MRE and Paca MRE.
11.
Mineral resources were estimated using ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.
12.
Bulk density was interpolated using ordinary Kriging methods for Pulacayo MRE. An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca MRE, based on grade domain solid models.
13.
Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.
Mineral resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

The Mineral Resource Estimate is based on estimates of pit-constrained and out of pit mineral resources, details of which are presented in the following two tables for the Pulacayo and Paca deposits, respectively. The Pulacayo MRE incorporate 73,016 metres of diamond drilling (244 surface and 42 underground drill holes). The Paca MRE incorporates results of 104 diamond drill holes and 6 reverse circulation drill holes totaling 19,916 meters completed between 2002 and 2020. Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit Mineral Resource Estimate –
Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,090,000	125			4.4
		Inferred	25,000	60			0.0
30 *AgEq g/t	Sulfide In-Pit	Indicated	24,600,000	76	1.63	0.70	60.1	884.0	379.6	123.4	156
		Inferred	745,000	82	1.79	0.61	2.0	29.4	10.0	3.9	164
100 *AgEq g/t	Sulfide Out-of-Pit	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
		Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
Total:		Indicated	26,350,000				70.2	903.7	386.0	133.4
		Inferred	1,670,000				7.2	71.8	18.4	11.4

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Paca Deposit Pit-Constrained Mineral Resource Estimate –
Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2
**See detailed notes on the Mineral Resource Estimate parameters under preceding Table titled “Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal - Effective Date October 13, 2020”

Pulacayo Deposit Sensitivity Analysis from October 13th, 2020 Mineral Resource Estimate

The sensitivity analysis is shown in the following tables showing various pit-constrained grade-tonnage scenarios for the Pulacayo deposit based on a range of cut-off grades for the sulphide and oxide zones.

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,760,000	92			5.2
	Inferred	35,000	55			0.1
45 Ag g/t	Indicated	1,220,000	116			4.6
	Inferred	30,000	58			0.1
90 Ag g/t	Indicated	615,000	171			3.4
	Inferred					0
200 Ag g/t	Indicated	185,000	250			1.5
	Inferred					0
Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz		Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	24,600,000	76	1.63	0.7	60.1		379.6	123.4	156
	Inferred	745,000	82	1.79	0.61	2	29.4	10	3.9	164
45 AgEq g/t	Indicated	23,715,000	78	1.67	0.72	59.5		376.4	122	160
	Inferred	735,000	83	1.81	0.61	2	29.3	9.9	3.9	166
90 AgEq g/t	Indicated	13,700,000	121	2.17	0.99	53.3		299	100	227
	Inferred	290,000	154	3.62	0.97	1.4	23.1	6.2	2.9	312
200 AgEq g/t	Indicated	5,385,000	249	2.75	1.54	43.1		182.8	66.3	383
	Inferred	180,000	230	4.57	1.22	1.3	18.1	4.8	2.5	426
400 AgEq g/t	Indicated	1,860,000	387	3.62	2.25	23.1		92.3	33.8	565
	Inferred	105,000	297	5.29	1.46	1	12.2	3.4	1.8	521
Note: Mineral resource estimate cut-off grade bolded.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The following table shows sensitivity analysis for the Pulacayo deposit for out-of-pit grade tonnage scenarios:

Pulacayo Deposit Out-of-Pit Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
100 AgEq g/t	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
	Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
150 AgEq g/t	Indicated	530,000	321	1.3	0.49	5.5	15.2	5.7	6	354
	Inferred	680,000	220	2.25	0.46	4.8	33.7	6.9	6.6	300
200 AgEq g/t	Indicated	435,000	359	1.41	0.53	5	13.5	5.1	5.5	394
	Inferred	505,000	260	2.37	0.54	4.2	26.4	6	5.6	343
250 AgEq g/t	Indicated	350,000	397	1.53	0.59	4.5	11.8	4.6	4.9	435
	Inferred	375,000	309	2.14	0.64	3.7	17.7	5.3	4.6	381
300 Ag Eq g/t	Indicated	290,000	429	1.63	0.64	4	10.4	4.1	4.4	468
	Inferred	310,000	327	2.23	0.72	3.3	15.2	4.9	4	403
350 Ag Eq g/t	Indicated	230,000	462	1.74	0.7	3.4	8.8	3.5	3.7	504
	Inferred	225,000	358	2.18	0.85	2.6	10.8	4.2	3.1	434
400 Ag Eq g/t	Indicated	180,000	490	1.93	0.74	2.8	7.7	2.9	3.1	538
	Inferred	165,000	384	2.01	0.99	2	7.3	3.6	2.4	455
Note: Mineral resource estimate cut-off grade bolded.

Paca Deposit Sensitivity Analysis from October 13th, 2020 MRE

The Paca deposit is located 7 kilometers north of the Pulacayo deposit. Sensitivity analysis shown in the following two tables illustrates various pit-constrained grade-tonnage scenarios at the Paca deposit based on a range of cut-off grades.

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1
Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530
Note: Mineral resource estimate cut-off grade bolded.

Recent Activities & Updates

2017

During the year ended December 31, 2017, the Company updated mining scenarios and budgets, negotiated to resolve legacy financial obligations, and engaged in deliberations to obtain permission to restart operations at the Pulacayo Project. The Company has worked with government officials to obtain assurances that its investments in exploration and its work toward a production profile at the Pulacayo Project are financially safe and legally protected. Such efforts included a meeting with Bolivia’s Minister of Mining and Metallurgy, César Navarro, and other mine operators in Bolivia.

2018

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Project, including the shift at the time of the Company’s primary focus to the Gibellini Project. While management believed and continues to believe that the Pulacayo Project is a property of merit and warrants continued development, a write down in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets of $13,708,200 of previously capitalized deferred exploration costs to $nil and an impairment charge of $335,181 on the mining equipment at the Pulacayo Project has been recognized. This non-cash accounting charge does not impact the Company’s financial liquidity, or any future operations and management believes the adjustment to the book value of this long-lived asset more accurately reflects the Company’s current market capitalization.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

2019

In September of 2019 the Company initiated its first drilling program at the Paca deposit area. The program was completed in October of 2019, and consisted of 7 drill holes. The complete detailed composited drill intersections of mineralization are tabulated in the following table:

Hole	From(m)	To (m)	Length	Ag (g/t)	Zn %	Pb %	AgEq
			(m)
PND107
Interval:	55	109	54	151	1.01	1.17	238
including …	70	77	7	178	0.97	1.37	271
and …	70	109	39	180	1.2	1.34	283
and …	87	109	22	240	1.23	1.65	355
PND108
	15	65	50	135	0.4	1.42	208
including …	33	57	24	200	0.6	2.12	307
and …	33	43	10	257	0.41	1.49	333
Interval:	94	96	2	160	0.94	0.52	220
PND109
Interval:	15	43	28	242	0.27	0.69	281
including …	20	29	9	391	0.26	1.1	445
and …	24	26	2	1223	0.42	3.2	1365
and …	37	43	6	282	0.31	0.52	315
	75	173	98	15	2.47	1.28	168
including …	93	94	1	167	3.64	1.24	367
PND110
Interval:	9	182	173	95	1.63	1.4	273
including…	9	98	89	279	1.28	1.17	378
and…	9	28	19	718	0.05	0.74	749
and…	9	12	3	145	0.07	0.9	183
and…	16	28	12	1085	0.04	0.71	1115
and…	44	180	138	87	1.59	2.01	233
and…	44	46.5	2.5	111	0.61	1.09	179
and…	44	98	54	98	2.03	1.52	343
and…	52	54	2	115	1.61	1.33	234
and…	60	82	22	328	1.98	1.43	466
and…	61	65	4	1248	1.93	2.88	1441
and…	86	94	8	270	2.83	2.74	495
and…	97	98	1	155	3.26	3.03	409

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

PND111
Interval:	0	2.4	2.4	110	0.16	0.58	139
PND112
Interval:	12	28	16	154	0.08	0.39	173
including…	21	22	1	890	0.05	0.31	904
Interval:	33	36	3	120	0.07	2.4	216
Interval:	43	44.6	1.6	100	0.23	1.58	171
PND113
Interval:	3	28	25	196	0.04	0.29	209
including…	3	17	14	185	0.04	0.38	202
and…	21	28	7	310	0.04	0.19	320

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths. Silver equivalents reported are calculated above do not assume metallurgical recoveries and were calculated using AgEg. (g/t) = Ag (g/t) % + (Pb% *(US$0.94/lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). Metal prices used in this silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb. Pb and US$1.00/lb. Zn.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Project may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
the Company signed the Pulacayo MPC granting the Company the 100% exclusive right to develop and mine at the Pulacayo Project;

●
the Company shifted its exploration focus to develop the Pulacayo Project in the during the year ended December 31, 2019;

● the Company re-initiated active exploration and drilling programs on the Pulacayo Project; and

● a tax dispute in Bolivia was settled in the Company’s favour.

As the Company identified these indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Project. In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ. With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead. The Company also considered data derived from properties similar to the Pulacayo Project. This data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.
As the recoverable amount estimated with respect to the above was $31.4 million, an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

2020

Drilling that began at the Pulacayo deposit in December of 2019 was completed in February of 2020. The Company announced its first set of results on January 21, 2020, from borehole PUD 267 which intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

On March 6, 2020, the Company released additional results from its first 2,598 meters of drilling, which focused on the western portion of the Pulacayo Project and on August 11, 2020, the Company announced further diamond infill drilling results from the Pulacayo Project. Complete results of all first phase 2020 drilling are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6
including…	117	123	6	47.8	1.11	0.25	89.7
PUD268	21	23	2	20	1.34	0.77	92.6
PUD274	75	77	2	93.5		0.42	98.8
PUD274	82	83	1	83		0.09	77.4
PUD283	248	350	102	145	2.56	1.05	255
including..	248	282	34	9	1.05	0.22	52
and…	282	297	15	35	2.99	0.4	148
and…	297	310	13	157	5.15	1.47	370
and…	310	317	7	225	3.74	1.15	371
and…	317	322	5	1565	3.85	8.25	1825
and…	322	329	7	134	1.73	1.18	222
and…	329	350	21	76	2.65	0.82	188
PUD284	30.5	204.2	173.7	15	0.67	0.28	46
including…	30.5	55	24.5	3	2.45	0.1	20
and…	55	65	10	113	2.11	1.93	243
and…	65	79	14	13	1.2	0.44	69
and…	79	101	22	4	0.36	0.11	20
and…	101	204.2	103.2	10	0.59	0.18	36
PUD284	206.3	273	66.7	112	1.94	0.46	182
Interval:	206.3	240	33.7	46	2.12	0.41	129
Interval:	240	256	16	79	2.7	0.72	189
Interval:	256	273	17	274	1.13	0.33	295
PUD284	282	318	36	26	1.01	0.34	70
including…	282	288	6	13	0.94	0.27	54
and…	288	300	12	60	1.48	0.61	127
and…	300	318	18	7	0.72	0.18	38

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths. Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013 by Universidad Tecnica de Oruro (UTO), in Oruro and La Paz, Bolivia as well as at Maelgwyn Mineral Services Africa (MMSA) in Roodeporrt, South Africa.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver overlimits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

2020 Outlook

During the nine months ended September 30, 2020, the Company incurred total costs of $1,377,464 (nine months ended September 30, 2019 - $721,381) for the Pulacayo Project, including $1,101,666 (nine months ended September 30, 2019 - $301,216) for geological and engineering services, and $275,798 (nine months ended September 30, 2019 - $420,165) for personnel, legal, general and administrative expenses.

The Company also reports that the national COVID-19 quarantine in Bolivia was lifted in late-June of 2020. The Company has resumed its work schedule and commenced an exploration program at the Pulacayo Project consisting of geological mapping of the property. Work will continue as planned, however the Company will follow the guidance of federal and local authorities in Bolivia with regards to COVID-19.

Regional Exploration Potential

Numerous prospective targets which exhibit mineralization expression on the surface have been identified around and between the Pulacayo and Paca deposits. The Company has already commenced activities to explore these areas.

The Company’s objectives in the remainder of 2020 and 2021 are to continue to identify exploration targets at the Pulacayo Project and to test those targets that meet the criteria for drilling with an aim to make new discoveries, The Company anticipates taking six to eight months to achieve this goal, and will use this information to update the Mineral Resource Estimate.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Sunawayo Project, Bolivia

On September 8, 2020, the Company announced that it has entered into the Sunawayo SPA, a binding sales and purchase agreement with the Sounawayo Vendor to acquire the Sunawayo Project, a silver-lead mining project located immediately adjacent to the Malku Khota silver project in Bolivia.

The Sunawayo Project is patented land which the Company has secured rights to explore through the Sunawayo SPA, whereas Malku Khota is unpatented land administered by COMIBOL. In January of 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is currently under review. While the Company is engaging with COMIBOL to advance this process, the Company has not been provided with any timelines for any eventual approval.

The purchase agreement of the Sunawayo Project includes a fully permitted 100 ton-per-day open-pit mining operation that produces lead concentrate. The Sunawayo Project has a strike of 17 kilometers which covers 59.5 square kilometers of prospective area. The Sunawayo Project has ready access to water and power and is located 165 kilometers by road from Bolivia’s 5th largest city, Oruro.

Forty-eight samples, spanning 11 kilometers, were taken at the Sunawayo Project, where visible mineralization were observed during a recent site visit conducted in August 2020 by Company geologists who collected the samples during their visit.

Four priority targets were identified during this site visit: Caballo Uma, Pujiuni, Mine Area, and Malku Khota border.

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93323	Caballo Uma	CHIP	397	2.63	0.67	475
93329	Caballo Uma	CHIP	293	4.26	2.04	448
93327	Caballo Uma	GRAB	289	1.92	0.44	344
93324	Caballo Uma	GRAB	288	0.27	0.01	294
93303	Caballo Uma	CHIP	169	12.55	0.26	452
93321	Caballo Uma	GRAB	158	20	0.01	597
93337	Pijiuni	CHIP	477	>20	0.02	916
93334	Pijiuni	CHIP	37	4.28	0.03	132
93336	Pijiuni	CHIP	35	0.59	0.13	52
93347	Mine Area	GRAB	3	>20	0.01	442
93346	Mine Area	GRAB	1	14.2	0.25	320
93310	MK Border	GRAB	8	0.05	0.17	14
93309	MK Border	GRAB	8	0.01	0.1	11

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377). Samples indicating >20% Pb are calculated using 20% Pb

Summary of the Acquisition of the Sunawayo Project

Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to transfer the mining rights of the Sunawayo Project to the Company upon the Company paying it US$6,500,000. That payment consists of US$300,000 that was paid to the Sunawayo Vendor upon execution of the Sunawayo SPA with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

As with the Pulacayo Project, the Company’s objectives for the remainder of 2020 and 2021 are to identify exploration targets and to test those targets that meet the criteria for drilling with an aim to make new discoveries. More specifically, the Company’s goal is to explore near the southeast border of the Sunawayo Project, in and around the existing open pit mine, and along the 8 kilometer Malku Khota lithological trend within sandstone units. The Company anticipates it will take three to four months to achieve this goal. The Company will continue to simultaneously advance a mining production contract application with COMIBOL for the rights to mine and explore the adjacent Malku Khota project. This application process is anticipated to last six to twelve months.

Triunfo Project, Bolivia

On July 13, 2020 the Company executed the Triunfo Agreement with the Triunfo Vendor. The Triunfo Agreement provides the Company with the Triunfo Rights (consisting of the Exploration Right and the Purchase Right) with respect to the Triunfo Project. The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project (expected to occur no later than March 2021) until July 13, 2025, or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on July 13 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain the Residual Interest. Upon exercise of the Purchase Right, the Company may make a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

●
the Residual Interest may be extinguished for US$300,000;

●
the Residual Interest may be reduced to 4% for US$250,000;

●
the Residual Interest may be reduced to 3% for US$200,000;

●
the Residual Interest may be reduced to 2% for US$150,000; or

●
the Residual Interest may be reduced to 1% for US$100,000.

Triunfo Project Summary

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round. The Triunfo Vendor maintains a positive relationship with the local community. Exploration was conducted in 2005 through 2007 by Solitario Resources, which made 3 drill holes, all of which intercepted mineralization. Only 20% of the Triunfo Project was explored by Solitario.

The mineralization is characterized by pyrite, arsenopyrite, galena, and sphalerite and carries gold, silver, and zinc and lead in various proportions. Mineralization outcrops at the surface and continues for at least 750 meters in three discrete blocks, known as A, B, and C. The mineralized blocks have widths varying from 20 meters to 150 meters and are locally displaced for several meters by north-east trending faults.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

In the past decade, some artisanal mining has been developed where gold mineralization has been identified. Those areas have been principally mined for gold.

The Triunfo Project contains polymetallic vein-style mineralization hosted in metasediments of the Silurian and Devonian periods. The metasediments were intruded by nearby plutonic batholiths which are likely related to the mineralizing event. This style of mineralization is well documented in Bolivia. Examples include Cerro Rico and Porco, located in and around Potosi.

Several dozen chip samples were taken from the surface and tunnels at Triunfo in late-May 2020. The sampling returned significant results from both blocks.

The following table shows the assay results, equal to and over 1.0 g/t Au Equivalent which represent over 36% of the samples (37 / 103).

El Triunfo Chip Channel Results Returning 1g/t AuEq* or greater

ID	BLOCK	Type	WIDTH	Au	Ag	Pb	Zn	AuEq	AgEq
			(m)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)
46506	A	chip channel	3.9	2	113	3.46	0.12	8	814
46505	A	chip channel	2	4	29	1.34	0.06	8	806
46504	A	chip channel	2.1	1	69	2.52	1.82	6	547
46503	A	chip channel	2.2	1	64	1.93	0.13	5	465
46502	A	chip channel	3.8	1	55	2.34	1.08	4	415
46501	A	chip channel	2.3	0	75	2.61	1.29	4	406
46299	A	chip channel	2.8	2	25	0	0.02	4	385
46298	A	chip channel	2.3	1	35	1.42	1.76	4	366
46297	A	chip channel	2	2	40	0	0.01	4	358
46296	A	chip channel	2.4	1	96	0	0.01	3	304
46295	A	chip channel	2.1	2	6	0	0	3	293
46294	A	chip channel	3	0	46	2.88	0.14	3	289
46293	A	chip channel	1.3	1	15	0.34	0.03	3	284
46292	A	chip channel	2.6	1	75	0	0.04	3	270
46291	A	chip channel	2	0	42	1.88	0.45	3	265
46290	A	chip channel	2	0	47	1.76	0.1	3	251
46289	A	chip channel	1	1	31	0.54	0.02	2	238
46288	A	chip channel	1.7	0	20	0.53	2.23	2	218
46287	A	chip channel	1	1	30	0.35	0.11	2	210
46286	A	chip channel	3.4	1	14	0	0	2	209
46285	A	chip channel	3	1	5	0	0	2	207
46284	A	chip channel	2	0	25	1.02	0.37	2	206
46283	A	chip channel	2.2	1	6	0	0	2	178
46282	A	chip channel	1.3	1	2	0	0	2	175
46281	A	chip channel	1.5	0	42	0	0.01	2	168
46279	A	chip channel	2.4	1	14	0	0	2	164
46278	A	chip channel	2	0	17	0.59	0.41	2	151
46277	A	chip channel	2.1	1	26	0	0	2	149
46276	A	chip channel	2	0	16	0.54	0.23	1	126
46275	A	chip channel	2	0	6	0.25	0.23	1	126
46274	A	chip channel	4	1	2	0	0	1	118
46273	A	chip channel	2.3	1	4	0	0	1	114
46272	A	chip channel	2.9	1	4	0	0.01	1	109
46271	A	chip channel	2	0	11	0.3	0.36	1	102
46270	A	chip channel	2.4	0	9	0.02	0.02	1	97
46269	A	chip channel	2.5	0	23	0.25	0.46	1	95

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

Denser sets of veins and veinlets hosted by shales and quartzites appear to correlate with higher grades. The strike lengths of these mineralized trends have been recognized as continuing along several hundreds of meters at surface.

As with the Pulacayo Project and Sunawayo Project, the Company’s objectives for the remainder of 2020 and 2021 is to identify exploration targets and to test those targets that meet the criteria for drilling with an aim to make new discoveries. More specifically, the Company’s initial drill program entails 5 holes for up to 1,000 meters that may be expanded. The drilling will step out to the east and west of historic drill hole TR001 on Block B.

District geological mapping and geophysics is also planned, as the host and accessory mineral properties associated with the mineralization at El Triunfo can be detected by geophysical imaging methods such as induced polarization (IP).

The mineralization is characterized by multiple veins (up to 1.0m wide) and veinlets. They are emplaced along fractures and faults that have developed on the flanks of an east-west trending anticlinal-synclinal sequence. Mineralization is also noted to occur in the sedimentary planes between slate layers. The slate layers can manifest as stockwork-style mineralization which tends to be elongated parallel to the anticlinal axis.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Gibellini Project, Nevada, USA

One of the Company’s principal assets is its interest in the Gibellini Project. The Company holds a 100% interest in the properties by way of a lease agreement and staked claims. Claims are in the name of the Company’s indirect, wholly-owned Nevada subsidiaries, VC Exploration (US), Inc. (“VC Exploration”) and Nevada Vanadium, LLC (“Nevada Vanadium”).

The Gibellini Project consists of a total of 555 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 209 claims which includes the Current Louie Hill Claims (as defined herein). The Gibellini, VC Exploration and Company group of claims are located in Eureka County, Nevada, as well as 28 of the Bisoni group of claims, with the remaining 173 claims extending southwest into Nye County, Nevada. They are located approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

The Gibellini Project is situated on the south east flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD1,000,000, which will be deemed an Advance Royalty Payment.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The Company also entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for payment by the Company to the Former Louie Hill Lessors of both advance royalty payments and net smelter return royalty payments. As with the Gibellini MLA, the advance royalty payments are calculated based on an agreed formula relative to the average vanadium pentoxide price for the prior year, for a total amount not to exceed US$28,000 per year (the “Louie Hill Advance Royalty Payments”). Upon commencement of production, the obligation to make Louie Hill Advance Royalty Payments will be replaced by a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims.

The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1 million, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of the commencement of production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On December 5, 2017, the Company announced that it had significantly expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini claim group covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On November 20, 2017, the Company filed an independent technical report titled “Gibellini Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the ”2017 Gibellini Report”) prepared by the Wood Group. The 2017 Gibellini Report was filed with Canadian securities regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration (US) Inc, by paying a total of $335,661 in cash and issuing the equivalent of 500,000 Common Share purchase warrants to arm’s-length, private parties.

On June 25, 2018, the Company filed a technical report titled “Gibellini Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood Group (the “2018 Gibellini PEA”). The 2018 Gibellini PEA has an effective date of May 29, 2018 and is available under the Company’s SEDAR profile at www.sedar.com. Each of the authors of the 2018 Gibellini PEA are "independent" Qualified Persons within the meaning of NI 43-101.

On August 24, 2020, the Company announced it had commenced the acquisition of the Bisoni Project from CellCube. As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued the Bisoni APA Shares and paid $200,000 cash to Cellcube. The Bisoni APA Shares are subject to a statutory four month hold period expiring on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000, calculated based upon the 5 day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition. The acquisition of the Bisoni Project was completed on September 18th, 2020. The expanded Bisoni group of claims is located within the same formation and lithologic units as the Gibellini group of claims. The general geology in this area is considered to be similar to the Gibellini group of claims.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

In the three months ended September 30, 2020, the Company expanded the land position at the Gibellini Project, by staking a total 32 new claims adjacent to the project.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

Gibellini Deposit Mineral Resource Estimate and 2018 Gibellini PEA

On June 25, 2018, the Company filed the 2018 Gibellini PEA, which provides an updated mineral resource estimate for the Gibellini Project.

The 2018 Gibellini PEA replaces the 2017 Gibellini Report. The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2018 Gibellini PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The 2018 Gibellini PEA disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (“V2O5”) in the measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined measured and indicated mineral resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the measured and indicated mineral resources is 131.34 million pounds V2O5. The inferred mineral resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the inferred mineral resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit mineral resource estimate (the "Gibellini Deposit Mineral Resource Estimate"), which is derived from the 2018 Gibellini PEA:

Gibellini Deposit Mineral Resource Estimate***

Confidence Category	Domain	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5(%)	ContainedV2O5 (Mlb)
Measured	Oxide	0.101	3.96	0.251	19.87
	Transition	0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
	Transition	0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
Inferred	Oxide	0.101	0.16	0.170	0.55
	Transition	0.086	0.01	0.180	0.03
	Reduced	0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30
***Notes:
1.
The Qualified Person for the Gibellini Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the Wood Group of companies. The Gibellini Deposit Mineral Resource Estimate has an effective date of May 29, 2018.
2.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.
Mineral resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.
Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2O5 price: $14.64/lb.; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The 2018 Gibellini PEA provides an inferred mineral resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit mineral resource estimate (the "Louie Hill Deposit Mineral Resource Estimate"):

Louie Hill Deposit Mineral Resource Estimate***

Confidence Category	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5 (%)	ContainedV2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

***Notes:
1.
The Qualified Person for the Louie Hill Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the a Wood Group of companies . The Louie Hill Deposit Mineral Resource Estimate has an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.
Oxidation state was not modeled.
4.
Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. For the purposes of the Louie Hill Deposit Mineral Resource Estimate, an overall 40º slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

A total of 280 drill holes (about 51,265 ft) have been completed on the Gibellini Project since 1946, comprising 16 core holes (4,046 ft), 169 rotary drill holes (25,077 ft; note not all drill holes have footages recorded) and 95 reverse circulation holes (22,142 ft).

The vanadium-hosted argillite unit ranges from 175 to over 300 ft thick and overlies gray mudstone and black shales. The argillite has been oxidized to various hues of yellow and orange to a depth of 100 ft and is believed to have been part an overall homogenous black shale unit. Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced.

No significant work has been conducted on the Gibellini Project since 2015, with some minor prospecting completed in October of 2018. The Company has not completed trenching or drilling activities since its acquisition of the Gibellini Project.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power, will need to be undertaken to secure any future power supply contract and transmission line to the site.

In conformance with BLM permitting requirements and Secretarial Order 3355, the Company submitted a package of enhanced baseline reports (the "Enhanced Baseline Reports") on March 22, 2019. Following the BLM review of the baseline reports, the Company submitted the Gibellini Mine Plan of Operations (the “Gibellini MPO”) to the Battle Mountain District office of the BLM and the Reclamation Permit application to the State of Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation on June 28, 2019.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The Enhanced Baseline Reports were completed using data primarily collected by the previous operator between 2010 and 2012, and included studies of biological resources, air resources, cultural resources, surface water resources, ground water resources, noise, wild horses, paleontological resources, geological resources, socioeconomic and environmental justice, soil resources, visual resources, wetlands and riparian resources, and geochemical characterization for ore and overburden. The baseline data was updated with data collection completed in 2019 that validated the previous data. The reports included a review of potential environmental impacts and proposed environmental protection measures to avoid or minimize these impacts. The Gibellini MPO was then prepared by integrating the information developed in the baseline reports to guide the Gibellini Project design to avoid or minimize potential environmental impacts.

The Gibellini MPO includes over 1,100 pages of detailed development plans for the Gibellini Project exploration activities, open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini deposit with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

In addition, the Gibellini MPO includes the following management plans and engineering studies:

1. quality assurance plan;
2. storm water management plan;
3. adaptive waste rock management plan;
4. monitoring plan;
5. noxious weed management plan;
6. spill contingency plan;
7. feasibility study level pit slope design;
8. heap leach and waste rock dump facility stability report;
9. closure plan;
10. water management plan;
11. interim closure plan;
12. transportation plan;
13. radiation protection plan;
14. climate data and surface water hydrology;
15. seismic hazard analyses; and
16. engineering design criteria.

In August 2018, NewFields completed the Gibellini heap leach pad and waste dump designs as part of an overall basic engineering design led by M3 Engineering and Technology Corp

On October 31, 2019, the water pollution control permit and air permit applications were submitted to the Nevada Division of Environmental Protection (“NDEP “) incorporating the Newfields and M3 Engineering design packages. The draft air permit was posted for public comment on July 13, 2020.

2018 Gibellini PEA

On May 29, 2018, the Company received results of the 2018 Gibellini PEA for the Gibellini Project. The 2018 Gibellini PEA reported an after-tax cumulative cash flow of $601.5 million, an internal rate of return of 50.8%, a net present value of $338.3 million at a 7% discount rate and a 1.72 years payback on investment from start-up assuming an average vanadium pentoxide price of $12.73 per pound. As of May 29, 2018, the price of vanadium pentoxide was $14.20 per pound according to www.asianmetal.com. The 2018 Gibellini PEA was prepared by Amec Foster Wheeler E&C Services Inc, part of the Wood Group, and is based on the NI 43-101 compliant resource calculations reported above.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Highlights of the 2018 Gibellini PEA (after tax)

Internal rate of return	50.8%
Net present value (“NPV”)	US$338.3 million at 7% discount rate
Payback period	1.72 years
Average annual production	9.65 million lbs V2O5
Average V2O5 selling price	US$12.73 per lb
Operating cash cost	US$4.77 per lb V2O5
All-in sustaining costs*	US$6.28 per lb V2O5
Breakeven price**	US$7.76 per lb V2O5
Initial capital cost including 25% contingency	US$116.76 million
Average grade	0.26% V2O5
Strip ratio	0.17 waste to leach material
Mining operating rate	3.4 million tons (leach material and waste) per year
Average V2O5 recovery through Direct Heap Leaching	62%
Life of mine	13.5 years
*includes selling costs, royalties, operating cash cost, reclamation, exploration and sustaining capital costs.
**includes selling costs, royalties, operating cash costs, taxes (local, state, and federal), working capital, and sustaining and capital costs.

The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 Gibellini PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the 2018 Gibellini PEA capital cost and operating costs. This sensitivity analysis indicates strong project economics even in very challenging conditions, and that the project is well positioned to benefit from the current rising vanadium price environment. A 20% increase in the vanadium price relative to the base case translates to a US$491.3 million after-tax NPV at a 7% discount rate.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Sensitivity Analysis

V2O5 price change	V2O5 price US$/lb	After-tax IRR	After-tax NPV US$M @ 7%	After-tax cashflow US$M
30%	16.55	69%	568.0	996.0
20%	15.28	63%	491.3	864.4
10%	14.00	57%	415.2	733.2
Base price	12.73	51%	338.3	600.4
-10%	11.46	44%	261.0	467.2
-20%	10.18	36%	183.1	333.2
-30%	8.91	26%	103.9	196.9

V2O5 grade change	V2O5 grade	After-tax IRR	After-tax NPV US$M @ 7%	After-tax cashflow US$M
30%	0.34%	68%	554.4	972.8
20%	0.31%	63%	482.4	849.0
10%	0.28%	57%	410.7	725.4
Base grade	0.26%	51%	338.3	600.4
-10%	0.23%	44%	265.6	475.0
-20%	0.21%	37%	192.2	348.9
-30%	0.18%	28%	118.3	221.6

Capex change	Capex US$M	After-tax IRR	After-tax NPV US$M @ 7%	After-tax cashflow US$M
30%	151.8	40%	307.2	564.3
20%	140.1	43%	317.6	576.3
10%	128.4	47%	328.0	588.4
Base Capex	116.8	51%	338.3	600.4
-10%	105.1	55%	348.6	612.5
-20%	93.4	61%	358.9	624.6
-30%	81.7	67%	369.3	636.8

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Opex change	Opex US$M	After-tax IRR	After-tax NPV US$M @ 7%	After-tax cashflow US$M
30%	6.20	45%	257.9	450.2
20%	5.72	47%	284.8	500.3
10%	5.25	49%	311.6	550.4
Base Capex	4.77	51%	338.3	600.4
-10%	4.29	53%	364.8	650.0
-20%	3.82	55%	390.7	698.4
-30%	3.34	56%	416.0	745.4

Mining & Processing

Mining at the Gibellini and Louie Hill deposits is planned to be a conventional open pit mine utilizing a truck and shovel fleet comprised of 100-ton trucks and front-end loaders. Average mine production during the 13.5 year mine life is 3.4 million tons of leach material (3 million tons) and waste (0.4 million tonnes) per year at a strip ratio of 0.17. Mining is to be completed either in-house or through contract, with the Company’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work if contract mining is selected.

	Oxide‘000 tons	Transition‘000 tons	Reduced‘000 tons	Grade% V2O5	Metal contained V2O5 (Mlb)	Metal Produced V2O5 (Mlb)
YR 1	2,600	400	—	0.291	17.440	10.633
YR 2	2,400	600	—	0.278	16.690	10.480
YR 3	1,760	1,240	—	0.310	18.580	12.067
YR 4	650	2,350	—	0.372	22.320	15.217
YR 5	310	2,680	10	0.366	21.950	15.185
YR 6	2,240	750	10	0.315	18.920	11.928
YR 7	3,000	—	—	0.316	18.980	11.394
YR 8	1,910	700	380	0.189	11.310	7.085
YR 9	690	1,220	1,090	0.216	12.940	8.023
YR 10	110	370	2,520	0.208	12.480	6.898
YR 11	450	360	2,180	0.182	10.910	6.103
YR 12	50	140	2,820	0.166	9.980	5.349
YR 13	390	10	2,600	0.183	10.970	5.839
YR 14	1,710	—	—	0.195	6.670	4.096
Totals:	18,290	10,830	11,590	0.258	210.15	130.297

The processing method envisioned for the Gibellini Project will be to feed leach material from the mine via loader to a hopper that feeds the crushing plant. The leach material will then be fed to an agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution will be sent to the process building for metal recovery where it will go through solvent extraction and stripping processes to produce the vanadium pentoxide and a secondary yellowcake uranium.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Vanadium Recoveries and Metallurgical Testing

Approximately 130.3 million pounds of V2O5 and 336,000 pounds of uranium is expected to be produced from the Gibellini Project heap leaching operations at an average vanadium recovery of 62% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching is performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The pregnant leach solution is continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle. The table below summarizes the projected metallurgical recoveries used in the 2018 Gibellini PEA for the three defined oxidation-type domains.

Mill Feed Material Type	Direct Leaching Recovery
Oxide	60%
Transition	70%
Reduced	52%

The direct heap leach vanadium recovery estimates used in the 2018 Gibellini PEA were based on extensive metallurgical testing work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories ("McClelland"). Samples were selected from a range of depths within the deposit, representative of the various types and styles of mineralization. Samples were obtained to ensure that tests were performed on a sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching. Notable test results included the following:

Acid Heap Leach Testing of a Gibellini Bulk Sample, McClelland, September 4, 2013

A series of trenches were excavated and approximately 18 tons of material were sent to McClelland for pilot testing.

Solvent Extraction (SX) Test Work

The design parameters from this test work are:

● SX Extraction pH Range 1.8 to 2.0
● Di-2-Ethyl Hexyl Phosphoric Acid Concentration 0.45 M (~17.3% by weight) Cytec
● 923 Concentration 0.13 M (~5.4% by weight)
● The Organic Diluent is Orform SX-12 (high purity kerosene)
● SO2 addition of 1.0 to 1.5 g/l
● Strip Solution Sulfuric Acid Concentration 225 to 250 g/l SX
● Extraction Efficiency ~97%
● SX Strip Efficiency ~98%

Pilot Scale Solvent Extraction Testing on Vanadium Bearing Solutions from Two Gibellini Project Column Leach Tests, McClelland, September 16, 2013

Solvent extraction (“SX”) processing was conducted to recover vanadium from sulfuric acid pregnant leach solution (“PLS”) generated during pilot column testing on bulk leach samples from the Gibellini Project. Laboratory scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was conducted on the loaded strip solution generated during the pilot SX testing, to evaluate methods for upgrading and purifying it to levels that may be required for sale of a final vanadium bearing product.

In August of 2018, the Company received metallurgical results from its technology partner, Northwest Non-Ferrous Metals Mining and Geology Group Co., Ltd, (‘NWME”) from samples collected during a site visit in March of 2018. Tests were performed at its laboratory testing facilities located in Xi’an, China. NWME utilized a SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The assay for this work is shown below:

V2O5%	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the Pregnant Strip Solution V2O5 concentration was 39.61 grams per liter.

Capital and Operating Costs

The projected capital costs for the Gibellini Project over a one and a half year construction period and mine life average operating costs are summarized in the two tables below. The capital cost includes 25% contingency or USD23.4 million.

Pre-Production Capital Cost

Cost Description	Total(US$000s)
Open Pit Mine
Open pit mine development	1,412
Gibellini incremental WRSF	212
Mobile equipment	111
Infrastructure-On Site
Site prep	2,431
Roads	1,391
Water supply	2,007
Sanitary system	61
Electrical – on site	2,052
Communications	165
Contact water ponds	174
Non-process facilities – buildings	7,583
Process Facilities
Mill feed handling	15,380
Heap leach system	20,037
Process plant	14,441
Off-Site Infrastructure
Water system	4,495
Electrical supply system	3,227
First fills	860
Subtotal Total Direct Cost	76,039
Construction indirect costs	4,254
Sales tax / OH&P	4,236
EPCM	8,879
Total Before Contingency	93,409
Contingency (25%)	23,352
Total Project Cost	116,761

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Operating Costs

Total Cash Operating Cost	US$ per Ton Leached	US$ per lb of V2O5 Produced
G&A	0.99	0.31
Mining Cost	2.72	0.85
Total Processing Cost	11.54	3.61
Total	15.26	4.77

The cash operating costs in the first half of the project covering years 1-7 is US$3.59 per lb of V2O5 produced and for the years 8-14 is US$7.12 per lb of V2O5 produced, resulting in the weighted average cash cost of US$4.77 per lb of V2O5 produced. The cash operating cost is lower in the first half of the project due to processing higher grade material.

Engineering Procurement Construction Management:

On August 15, 2018, the Company issued a request for proposal (the “RFP”) for engineering, procurement, construction and management services ("EPCM") from qualified bidders. In December of 2018, the Company selected M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to provide EPCM for the Gibellini Project in response to the RFP. M3 was selected for its specific experience in heap leach engineering, and construction expertise in arid environments such as Nevada and Arizona.

The EPCM consists of three phases. Phase 1 includes updating and simplifying previous basic engineering as well as mine design, waste dump design, road design, borrow pit design, buildings and infrastructure designs will not be substantially changed. Phase 2 will consist of procurement of the required equipment, services and developing the detailed engineering design required to build the project facilities. Phase 3 will outline construction management services to build the facilities to accomplish the actual work.

The Company expects Phase 1 of the EPCM to be completed in 2020, and to date this schedule has not been impacted by the COVID-19 pandemic. Phase 2 is anticipated to be completed in 2021, Phase 3 to be completed in 2022 and the Gibellini Project wet commissioning is expected to occur in 2023. These timelines remain provisional and will be revised as necessary should they materially change.

To try to minimize technical and implementation risk, the Company is working closely with its chosen technology partner, NWME, to fine tune metallurgy, process design and engineering, and ensure maximum vanadium recovery and high-grade vanadium pentoxide commercial product on site. NWME owns and is currently operating the world’s largest black-shale vanadium mine in China with an environmentally friendly, hydrometallurgical leach processing technology without the need of a pre-roasting step (see the Company’s news release dated March 12, 2018, for more details).

NWME conducted a site visit of the Gibellini Project in March 2018 and analyzed samples from the Gibellini Project in its laboratories. The results of this work are discussed in the following section.

Test Results

Samples collected by NWME’s technical team during their visit to the Gibellini Project’s site in February 2018 were analyzed at NWME’s facility in Xi’an, China. Approximately 250 kg of material was submitted for analysis. The results are described below.

98.6% V2O5 Produced on the 1st Run with Simple Conventional Flowsheet

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

NWME used SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown in table below:

Gibellini Vanadium Pentoxide Assay

V2O %	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the pregnant strip solution V2O5 concentration was 39.61 grams per liter.

Overall Vanadium Recovery of Over 60% and Low Acid Consumption

PLS was produced from both bottle roll and column tests. Sulfuric acid was added to the feed material with the bottle rolling for 1 hour, then the open bottle was allowed to cure for 24 hours and water was added to the bottle to attain the desired density (40%). Initial samples were taken at 6 hours, 12 hours, 24 hours, 36 hours, 48 hours and then once a day until the bottle roll was completed.

In column tests, sulfuric acid was added to the feed material and the material was allowed to cure for 24 hours before initiating the leaching. Leaching was conducted by applying 108 grams per liter acid solution over the material. PLS was collected every 24 hours and samples were taken for vanadium analysis. All the tests were performed at room temperature and at atmospheric pressure. The results of the tests are given below:

Test	Leach Time	Vanadium Recovery %	Sulfuric Acid Consumed kg/t
Column Test	21 days	70.74	100
Bottle Roll Test - investigate the effect of the curing method and increase of sulfuric acid addition on the vanadium recovery	50 hours	62.8	150
Bottle Roll Test - investigate addition of NWME prepared leaching agent on the vanadium recovery	144 hours	66.5	100
Bottle Roll Test - investigate the leaching of coarse feed (2mm) on the vanadium recovery	216 hours	63.7	100

The results of the bottle roll and column leach tests performed by NWME largely validate the results of previous tests performed by McClelland on the Gibellini bulk sample in 2013 (18 tons of material).

The NWME test samples were not agglomerated and were on short leach time of 21 days for column tests and 5 days for bottle roll tests. The Company studied both the NWME test and McClelland test in detail and believe the results were consistent, whereby 70% recovery can be achieved with longer leach cycle (over 100 days McClelland vs 21 days NWME) and less acid consumption (50 kg of acid per tonne of material McClelland vs 100 kg of acid per tonne of material NWME).

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

A summary of acid heap leach tests of a Gibellini bulk sample, completed at McClelland, September 4, 2013 is tabulated below:

Size	Test Type	Time (Days)	Vanadium Recovery %	Head Grade % V2O5	Sulfuric Acid Consumed kg/t

50 mm (2”)	Column, open circuit	123	76.6	0.53	39.9
12.5 mm (1/2”)	Column, open circuit	123	80.2	0.56	32.7
12.5 mm (1/2”)	Column, closed circuit	230	68.3	0.51	38.1
12.5 mm (1/2”)	Column, closed circuit	198	74.0	0.56	43.5
12.5 mm (1/2”)	Bottle Roll	4	67.1	0.51	33.6
1.7 mm (-10m)	Bottle Roll	4	66.3	0.51	29.9
-75µ	Bottle Roll	4	67.6	0.50	28.1
-75µ	Bottle Roll	30	74.2	0.53	24.5

Representative Feed Grade with Benign Test Conditions that Can be Replicated in Commercial Setting

The leaching bottle roll and column tests were performed at room temperature and at atmospheric pressure based on Gibellini’s representative grade from grab sampling method across the width of the mineralization at various locations of the Project. These samples are characterized in table below:

Sample Number	Sample ID	Weight kg	Head Grade V2O5 (%)
1	18-L6-28	17.0	0.665
2	18-L6-29	17.0	0.885
3	18-L6-30	12.5	0.370
4	18-L6-31	18.0	0.210
5	18-L6-32	13.5	0.420
6	18-L6-33	22.5	0.280
7	18-L6-34	19.0	0.315
8	18-L6-35	20.0	0.185
9	18-L6-36	18.0	0.165
10	18-L6-37	20.0	0.195
Total		177.5

For the purpose of metallurgical testing, the samples were mixed to produce a composite material with the average grade of 0.30% V2O5 which is representative of Gibellini resource grade. The composite material was ground to -75 lm feed. The Company believes the test conditions can easily be replicated in a commercial heap leach setting with low technical and implementation risk.

Vanadium Mineralogy in Achieves Recovery at Room Temperature and Atmospheric Pressure

NWME performed detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analizer 650 and V element phase analysis. This mineralogical analysis confirmed that the Gibellini resource has a high percentage of independent vanadium minerals (“IVM”) such as kazakhstanite, shubnelite, sherwoodite, bokite, which can be leached easily at room temperature and atmospheric pressure within a short time frame.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

NWME noted the unique nature of the Gibellini samples with over 45% IVM versus numerous other typical black shale deposits which they have encountered containing less than 10% IVM.

All of the test work carried out on the material from the Gibellini Project indicate that there is a two-stage leaching phenomenon in Gibellini ore - approximately 50% of the vanadium leaches in the first 96 hours (independent vanadium minerals), and the remaining leaching approximately 15 to 20% occurs over a longer time horizon.

Heap leaching is the lowest-cost recovery method compared to roasting, and pressured container VAC leaching; whereby capital costs can compound to multiple times greater for the same throughput. Gibellini’s high IVM content is a key competitive differentiator which places the deposit in the top tier of black shale deposits in terms of pre-production capital cost required based on NWME’s research. The mineralogical results of the Gibellini ore as characterized by NWME’s test work is shown in table below:

Mineral composition		Mineral content %	V content in minerals %	V distribution %
Independent vanadium minerals 45.2% of vanadium content	Kazakhstanite	0.15	40.91	19.77
	Shubnelite	0.13	27.86	11.67
	Sherwoodite	0.08	34.54	8.90
	Bokite	0.03	36.51	3.53
	Melanovanadite	0.01	41.27	1.33
Vanadium-bearing layered aluminosilicate minerals 20.8% of vanadium content	Sericite	8.59	0.57	14.63
	Illite	5.58	0.28	5.03
	Chlorite	0.81	0.44	1.14
	Nacrite-palygorskite	0.70	-	-
Vanadium-bearing layered iron oxide, sulfate 34% of vanadium content	Limonite	1.76	5.48	31.07
	Strengite	0.64	0.49	1.01
	Jarosite	0.48	1.24	1.92
Gangue	Quartz	75.88	-	-
	Apatite	2.83	-	-
	Potassium feldspar	0.73	-	-
	Dolomite	0.66	-	-
	Carbonaceous	0.45	-	-
	Rutile	0.25	-	-
	Barite	0.04	-	-
	Pyrite	0.20	-	-
Total		100.00		100.00

Low Carbonate Content Results in Low Acid Consumption.

NWME detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analyzer 650 and V element phase analysis, confirmed the extremely low carbonaceous content of Gibellini’s oxide and transition samples. This explains the low acid consumption (less than 50 kg per tonne) compared to other average black shale deposits of 200 kg to 300 kg per tonne based on extensive NWME data compilation. Given acid cost accounts for approximately 50% of the Project’s operating expenses, Gibellini’s low carbon content is a key competitive differentiator which places it in the top tier of black shale deposits in terms of processing cost based on NWME’s findings.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The following table is a generalized comparison of Gibellini’s deposit to a composite of typical black shale vanadium deposits:

	Gibellini Vanadium Deposit	Black Shale Series Vanadium Deposits
Host Rock	Silica State	Carbon Siliceous Rocks with Mudstone
The Mineral Composition	High Silica, Low Aluminium and Low Carbonaceous. SiO2-78.40%; Al2O3 - 4.13%; T(C) - 0.47%	High Silica, High Aluminum and High Carbonaceous. SiO2-62-93%; Al2O3 > 7%; T(C) > 10%
On March 26, 2019, the Company announced via news release available on SEDAR vanadium assay results from its Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays are taken from three prospective exploration areas all within 5 kilometers to existing Gibellini vanadium NI 43-101 compliant resource pit outline. Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5.

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth prospect, and Big Sky prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

Big Sky Prospect (300m by 50m)

The Big Sky prospect occurs 3.1 kilometers southwest of the Gibellini Hill measured and indicated resource and 1.8 kilometers southwest of the Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300-meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in table below.

V2O5% grab sample assay results at Big Sky prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 kilometers southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in the following table.

V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301951	Middle Earth	0.350
301952	Middle Earth	0.482
301968	Middle Earth	0.628
301969	Middle Earth	0.605
301970	Middle Earth	0.634
301972	Middle Earth	0.252
301973	Middle Earth	0.687
301974	Middle Earth	0.470
301975	Middle Earth	0.612
301976	Middle Earth	0.637
301978	Middle Earth	0.559
301979	Middle Earth	0.557
301980	Middle Earth	0.259
301981	Middle Earth	0.405
301983	Middle Earth	0.255
301984	Middle Earth	0.303
301985	Middle Earth	0.434
301987	Middle Earth	0.291
301988	Middle Earth	1.294
301989	Middle Earth	0.261
301991	Middle Earth	0.314
301992	Middle Earth	0.457
301993	Middle Earth	0.380
301995	Middle Earth	0.302
301998	Middle Earth	0.539
301999	Middle Earth	0.618
302000	Middle Earth	0.532

Northeast Trench Prospect (500m by 300m)

The Northeast Trench prospect occurs 1.2 kilometers northeast of the Gibellini Hill deposit and 2.5 kilometers northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in the following table.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

Water supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year agreement (the "Water Supply Agreement") with the owner of a private ranch, located approximately 14.5 kilometers from the Gibellini Project. The Water Supply Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Under the terms of the Water Supply Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.license.

The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Water Supply Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources.

Bisoni-McKay Claims and Historical Deposit

On August 24, 2020 the Company announced it had commenced the acquisition of the Bisoni-McKay Project from CellCube. This transaction was successfully completed and announced on September 18, 2020. The Bisoni group of claims is host to a historic resource known as the Bisoni-McKay deposit. The resource was calculated in 2016 by Edwin Ulmer and Edwin H. Bentzen III. A summary of the historic resource is tabulated below:

Bisoni-McKay Deposit Historic Category	V2O5 Mt	V2O5 Grade %	Mlbs Contained V2O5

Indicated	11.88	0.397	94.41
Inferred	7.05	0.427	60.12

The historic resource calculation adopted a 0.2% V2O5 cutoff grade. A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. The Company is not treating the historical estimate as current mineral resources or mineral reserves.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The Bisoni Project was drilled in the 1970s by Hecla, and more recently by Stina Resources (now Cellcube) in 2004, 2005, and 2007. Historic 2005 drill result highlights include:

●
BMK 05-01 – 98.5 meters grading 0.46% V2O5 from surface, including 36.0 meters grading 0.76% V2O5

●
BMK 05-02 – 98.1 meters grading 0.53% V2O5 from near surface, including 40.2 meters grading 0.88% V2O5

●
BMK 05-03 – 105.2 meters of 0.49% V2O5.

Compiled historic results are tabulated below:

From (m)	To (m)	Downhole Interval	Approx true width	V(ppm)	V2O5(ppm)	V2O5 (%)
Hole No. DDH BMK 05-01			Total depth 98.5m
0.0	22.9	22.9	79.2	1,395	2,491	0.25
22.9	62.5	39.6		1,693	3,023	0.3
62.5	98.5	36.0		4,623	7,610	0.76
0.0	98.5	98.5		2,563	4,575	0.46
Hole No. DDH BMK 05-02			Total depth: 105.0m
7.0	36.3	29.3	n/a	1,630	2,909	0.29
36.3	64.9	28.7		1,635	2,919	0.29
64.9	105.2	40.2		4,944	8,825	0.88
7.0	105.2	98.1		2990	5337	0.53
Hole No. DDH BMK 05-03			Total depth: 105.2m
4.0	25.3	21.3	n/a	1,501	2,680	0.27
25.3	69.2	43.9		2,771	4,952	0.5
69.2	130.5	62.3		2,761	4,929	0.49
25.3	130.5	105.2		2,766	4,938	0.49

These drill results are “historic” as defined by NI 43-101 and have not been independently verified. Truth widths are unknown except where indicated.

The host rocks carrying vanadium mineralization at both the Gibellini Project and Bisoni Project belong to the same Gibellini facies of the Woodruff Shale Formation.

There exist several highly prospective exploration targets in between and around the Gibellini and Bisoni McKay deposits (the two are 14 kilometers apart) along the northeast – southwest corridor such as the Big Sky prospect, the Middle Earth prospect and the North East prospect (from Gibellini Project) and BMK and BR zones (from the Bisoni Project) all with outcropping surface vanadium mineralization that could potentially ultimately lead to additional vanadium mineral discoveries.

Offtake and Project Financing

The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Permitting

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from the BLM were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits ("WPCP") are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that waters of the State will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site closure plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the closure plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as “any property, real or personal, which directly emits or may emit any air contaminant.”

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards (“NAAQS”).

The Enhanced Baseline Reports (“EBR’s”) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow environmental protection measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

Integration with BLM 12-month 3355 Environmental Impact Statement Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the plan of operations early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

On July 14, 2020, the NOI to prepare the EIS was published in the Federal Register. The NOI formally commences the 12-month timeline to complete the National Environmental Policy Act review and EIS preparation by the BLM. The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

A news release dated July 16, 2020 from the BLM Mount Lewis Office stated the following: “If approved, this project would provide hundreds of jobs and will contribute to the nation’s domestic source of critical minerals,” said Doug Furtado, Battle Mountain District Manager. “The Gibellini mine would also be the first vanadium mine in the U.S. and, in accordance with Secretarial Order 3355, we anticipate having a record of decision in 12 months.

As there is currently no primary domestic production of vanadium, the United States is dependent on foreign sources of vanadium; this creates a strategic vulnerability for both the economy and military to adverse government action or other events that can disrupt the supply of this key mineral.”

The Company continues with its EPCM work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2022 and be completed in 2023 with the Gibellini Project wet commissioning expected to be in 2023.

During the nine months ended September 30, 2020, the Company incurred total costs of $1,840,963 (nine months ended September 30, 2019 - $3,504,245) for the Gibellini Project including for $16,489 (nine months ended September 30, 2019 - $Nil) for acquisition of new claims, $687,546 (nine months ended September 30, 2019 - $2,110,761) for geological and engineering services, $984,320 (nine months ended September 30, 2019 - $1,112,892) for personnel, legal, general and administrative expenses, and $169,096 (nine months ended September 30, 2019 - $280,592) for royalties, fees and taxes.

2020-2021 Outlook

The Company intends to continue with the permitting process in order to obtain necessary permits and authorizations prior to conducting Project-related activities to ensure compliance with all applicable regulatory requirements. The permits the Company expects to recieve are presented in the following table:

Required Permits and Regulatory Authorizations for Gibellini Project

Permits and Authorizations	Regulatory Agency
Plan of Operations/Record of Decision	Bureau of Land Management
Explosives Permit	U.S. Department of the Treasury, Bureau of Alcohol, Tobacco, and Firearms
Surface Disturbance Permit and Class II Air Quality Operating Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Air Quality
Water Pollution Control Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Mining Reclamation Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Industrial Artificial Pond Permit	Nevada Department of Conservation and Natural Resources, Nevada Department of Wildlife (NDOW)
Class III Waiver Landfill Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Solid Waste
General Discharge Permit (Stormwater)	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Hazardous Materials Storage Permit	State of Nevada, Fire Marshall Division
Hazardous Waste Identification Number	United States Environmental Protection Agency
Septic Treatment Permit Sewage Disposal System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Potable Water System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Safe Drinking Water
Radioactive Materials License	Nevada Department of Health and Human Services, Nevada State Health Division, Radiological Health Section
Dam Safety Permit	State of Nevada Division of Water Resources
Local Permits
County Road Use and Maintenance Permit/Agreement	Eureka County Building Planning Department

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Expected costs associated with this process fall under General and Administrative costs for the Company. The Company does not anticipate that there will be any deficiencies or other factors that will delay or prevent receipt of these permits.

The Company’s 2020-2021 Gibellini objectives are to :

●
develop a strategy with State of Nevada to potentially fill the United States Critical Mineral Inventory by reaching out to State and Federal bureaus to begin discussions on how the Gibellini Project may help meet domestic requirements for the national vanadium stockpile;

●
explore off-take options for vanadium products; and

●
complete the permitting process and receive the Nevada permits described in the table above.

Ulaan Ovoo Coal, Property

For more information about the Chandgana coal properties and power plant project, please refer to the relevant sections of the 2019 Annual Report.

Chandgana Coal, Properties

For more information about the Chandgana coal properties and power plant project, please refer to the relevant sections of the 2019 Annual Report.

Titan Project, Property

For more information about the Titan Project, please refer to the relevant sections of the 2019 Annual Report.

5.
SUMMARY OF QUARTERLY RESULTS

To date, COVID-19 has not significantly impacted the Company’s operations. Silver Elephant has implemented extensive preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity.

The following table summarizes selected consolidated financial information prepared in accordance with IFRS for the eight most recently completed quarters:

	2020	2020	2020	2019
	Q3	Q2	Q1	Q4

Operating expense	$(853,332)	$(592,874)	$(1,137,998)	$(1,175,096)
Net gain/(loss)	(1,037,332)	(389,770)	(940,124)	12,475,952
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$0.11
Comprehensive gain/(loss )	(1,037,332)	(389,770)	(940,124)	12,475,952
Comprehensive gain/(loss)per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$0.11

	2019	2019	2019	2018
	Q3	Q2	Q1	Q4

Operating expense	$(715,475)	$(820,893)	$(794,098)	$(1,318,475)
Net loss	(1,019,268)	6,966,029	(908,859)	(16,044,665)
Net loss per share, basic and diluted	$(0.01)	$0.07	$(0.01)	$(0.20)
Comprehensive loss	(1,019,268)	6,966,029	(908,859)	(15,975,825)
Comprehensive loss per share, basic and diluted	$(0.01)	$0.07	$(0.01)	$(0.20)

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The fluctuation on quarterly net loss is primarily due to Common Share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, advertising and promotion expenses, the impairment losses recognized on resource properties, and debt settlements.

6.
DISCUSSION OF OPERATIONS

The reader is encouraged to refer to Note 6 of the Company’s Annual Financial Statements for the year ended December 31, 2019 for the Company’s IFRS accounting policies. For discussion on each project, the reader is encouraged to refer to the “Property Summary” section of this MD&A.

Nine Months Ended September 30, 2020 and 2019

Operating Expenses	Nine Months Ended September 30,
	2020	2019
Advertising and promotion	$356,854	$556,626
Consulting and management fees	492,500	166,052
General and administrative expenses	839,344	1,030,165
Professional fees	218,347	182,151
Share-based payments	594,393	232,602
Travel and accommodation	82,766	162,870
	$2,584,204	$2,330,466

The Company had an operating loss of $2,584,204 for the nine months ended September 30, 2020, compared with an operating loss of $2,330,446 for the same period in 2019.

In late January 2020, in response to the reported spread of COVID-19 the Company implemented measures, including travel restrictions, remote work, and supplemental health care, for the Company’s Canadian head office staff, as well as our Bolivian, Mongolian, and US-based staff. These measures had no material impact on the Company’s costs, nor did COVID-19 cause any significant disruptions to the Company’s operations.

Of note for the nine months ended September 30, 2020, are the following items:

●
advertising and promotion expenses decreased by $199,772 from $556,626 in the nine months ended September 30, 2019, to $356,854 in the nine months ended September 30, 2020, due to decreased promotional activities and restricted travels during the COVID-19 pandemic;

●
Consulting and management fees increased by $326,488 from $166,052 in the nine months ended September 30, 2019, to $492,500 in the nine months ended September 30, 2020, due to the issuance of a bonus in the amount of $324,000 to management/consultants of the Company, which was paid by the issuance of Common Shares at a deemed price of $0.40 per share;

●
general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations and also included insurance, salaries and directors’ fees. General and administrative expenses decreased by $190,821 from $1,030,165 in the nine months ended September 30, 2019, to $839,344 in the nine months ended September 30, 2020. The decrease is a result of cost cutting initiatives across the Company;

●
professional fees increased by $36,196, from $182,151 in the nine months ended September 30, 2019, to $218,347 in the nine months ended September 30, 2020, due to increased legal fees associated with property acquisitions;

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

●
share-based payments costs are non-cash charges which reflect the estimated value of stock options granted. The Company uses the fair value method of accounting for stock options granted to directors, officers, employees and consultants whereby the fair value of all stock options granted is recorded as a charge to operations over the period from the grant date to the vesting date of the options. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. Share-based payments increased in the nine months ended September 30, 2020, by $361,791compared to the nine months ended September 30, 2020. The increase was primarily related to the increase in the number of options earned during the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019; and

●
travel and accommodation expenses decreased by $80,104 from $162,870 in the nine months ended September 30, 2019, to $82,766 in the nine months ended September 30, 2020, due to decreased property site visits and restricted travels during the COVID-19 pandemic.

For the nine months ended September 30, 2020, the Company’s “Other Items” amounted to a gain of $216,978 compared to a gain of $7,368,368 in the nine months ended September 30, 2019.

During the nine months ended September 30, 2019, the Company wrote off the Bolivian tax liability after receiving a Resolution issued by the Supreme Court of Bolivia which declared the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary as not proven. The Company recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

Other Items	Nine Months Ended September 30,
	2020	2019
Costs in excess of recovered coal	$256,819	$150,938
Debt settlement gain	-	(7,952,700)
Foreign exchange (gain)/loss	(473,797)	(287,984)
Impairment of mineral property	-	721,378
	$(216,978)	$(7,368,368)

Three Months Ended September 30, 2020 and 2019
Operating Expenses	Three Months Ended September 30,
	2020	2019
Advertising and promotion	$273,976	$211,770
Consulting and management fees	52,500	49,000
General and administrative expenses	219,885	251,979
Professional fees	50,350	86,506
Share-based payments	251,368	64,480
Travel and accommodation	5,253	51,740
	$853,332	$715,475

The Company had an operating loss of $853,332 for the three months ended September 30, 2020, compared with an operating loss of $715,475 for the three months ended September 30, 2019.

Of note are the following items:

●
advertising and promotion expenses increased by $62,206 from $211,770 in the three months ended September 30, 2019, to $273,976 in the three months ended September 30, 2020, due to increased on-line promotion efforts to raise market awareness to raise equity financing;

●
consulting and management fees in the three months ended September 30, 2020, remain close to fees incurred in the three months ended September 30, 2019;

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

●
general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations and also included insurance, salaries and directors’ fees. General and administrative expenses decreased by $32,094 from $251,979 in the three months ended September 30, 2019, to $219,885 in the three months ended September 30, 2020. The decrease was a result of cost cutting initiatives across the Company;

●
professional fees decreased by $36,156, from $86,506 in the three months ended September 30, 2019, to $50,350 in the three months ended September 30, 2020;

●
share-based payments increased in the three months ended September 30, 2020, by $186,888 compared to the three months ended September 30, 2019. The increase was related to the increase in the number of options earned during the three months ended September 30, 2020, compared to the three months ended September 30, 2019;

●
travel and accommodation expenses decreased by $46,487 from $51,740 in the three months ended September 30, 2019, to $5,253 in the three months ended September 30, 2020, due to decreased property site visits and restricted travels during the COVID-19 pandemic.

For the three months ended September 30, 2020, the Company’s “Other Items” amounted to a loss of $184,000 compared to a loss of $303,793 in the three months ended September 30, 2019.

Other Items	Three Months Ended September 30,
	2020	2019
Costs in excess of recovered coal	$121,414	$87,574
Debt settlement gain	-	-
Foreign exchange (gain)/loss	62,586	(109,180)
Impairment of mineral property	-	325,399
	$184,000	$303,793

7.
PROPOSED TRANSACTIONS

As at the date of this MD&A, there are no proposed transactions where the Board or senior management believes that confirmation of the decision by the Board is probable or with which the Board and senior management have decided to proceed.

8.
LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

At September 30, 2020, the Company had cash flow of $1,019,743, representing a decrease of $1,997,961 from $3,017,704 as at December 31, 2019. The Company’s working capital at September 30, 2020, was $91,311 compared to working capital of $947,465 at December 31, 2019.

On May 1, 2020 and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the "May 2020 Private Placement") for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500, through the issuance of 15,200,000 units of the Company (each, a "Unit") at a price of $0.13 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.16 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fees in connection with the May 2020 Private Placement.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The net proceeds of the May 2020 Private Placement were expected to be used for the Company’s mineral project development and for general working capital purposes. The following table compares the estimated use of net proceeds from the May 2020 Private Placement and the actual use of proceeds as of September 30, 2020.

Description of expenditure	Originally proposed use of proceeds	Actual use of proceeds, as of September 30, 2020
Development of mineral properties	$1,676,838	$1,720,546
General and administrative expenses	295,912	252,204
	$1,972,750	$1,972,750

As of September 30, 2020, the net proceeds from the May 2020 Private Placement were fully applied.

During the three months ended September 30, 2020, 9,596,990 Common Share purchase warrants and 758,750 stock options were exercised for aggregate proceeds of $2,320,656 Subsequent to the period end, and as at the date of this MD&A, 2,207,080 Common Share purchase warrants (excluding 195,000 Common Share purchase warrants that are in the process of being exercised as at the date hereof) and 475,000 stock options were exercised for aggregate proceeds of $633,216.

On October 26, 2020, the Company entered into an underwriting agreement with the Underwriters pursuant to which the Underwriters agreed to buy, on a bought deal basis, 20 million Common Shares at a price of $0.40 per share for gross proceeds of $8 million. The Company granted the Underwriters an option, exercisable in whole or in part, in the sole discretion of the Underwriters, at any time for a period of 30 days after the closing of the Offering, to purchase up to an additional 3 million Common Shares at a price of $0.40 per share to cover over allotments, if any, and for market stabilization purposes. The Offering is expected to close on or about the date that is five business days following the issuance of the receipt for the final short form prospectus of the Company qualifying the distribution of the Common Shares issuable pursuant to the Offering, and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the TSX.

As at the date of this MD&A, the Company has cash flow of $0.8 million and the Company’s working capital deficit is $0.1 million.

The Company’s cash flow highlights for the nine months ended September 30, 2020, are presented in the table below.

Cash Flow Highlights

	Nine Months Ended September 30,
	2020	2019
Cash Used in Operating Activities	$(1,721,555)	$(1,863,565)
Cash Used in Investing Activities	(4,496,539)	(4,277,760)
Cash Provided by Financing Activities	4,220,133	2,821,047
Net Decrease in Cash and Cash equivalents	(1,997,961)	(3,320,279)
Cash and cash equivalents- beginning of period	3,017,704	5,304,097
Cash and cash equivalents - end of period	$1,019,743	$1,983,818

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Operating activities: During the nine months ended September 30, 2020, cash used in operating activities was $1,721,555 compared to $1,863,565 during the nine months ended September 30, 2019. The decreased outflows in 2020 period related to decreased activities of the Company due to the COVID-19 pandemic.

Investing activities: During the nine months ended September 30, 2020, the Company used $4,496,539 in investing activities (nine months ended September 30, 2019 - $4,277,760). During the nine months ended September 30, 2020, the Company spent $4,516,243 (nine months ended September 30, 2019 - $4,200,957) on the Pulacayo and Gibellini Projects exploration activities and $19,704 (nine months ended September 30, 2019 - $76,803) on purchase of equipment.

Financing activities: During the nine months ended September 30, 2020, a total of $4,220,133 was provided by financing activities (nine months ended September 30, 2019 – $2,821,047) including net proceeds from the May 2020 Private Placement of $1,927,250 (nine months ended September 30, 2019 - $Nil), $185,439 from exercise of stock options (nine months ended September 30, 2019 - $117,150), $2,135,217 from exercise of warrants (nine months ended September 30, 2019 - $250,572). The Company spent $27,773 (nine months ended September 30, 2019 - $26,466) for corporate office lease payments.

Capital Resources

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading “Key Information - Risk Factors” in the 2019 Annual Report. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company's board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company’s operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "Risk Factors".

The condensed interim consolidated financial statements for the nine months ended September 30, 2020, have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Contractual Commitments

The Company’s commitments related to mineral properties are disclosed in Note 14 to the Annual Financial Statements and Note 7 to the condensed interim consolidated financial statements for the nine months ended September 30, 2020. The Company has no commitments for capital expenditures. The Company’s other commitments include a corporate office lease:

	2020	2021	2022	Total

Office Lease Obligations	$9,390	$19,585	$-	$28,975
	$9,390	$19,585	$-	$28,975

Capital Risk Management

The Company considers its capital structure to consist of Common Shares, stock options and Common Share purchase warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of its projects and to pursue and support growth opportunities. The Board does not establish quantitative returns on capital criteria for management. The Company is not subject to externally imposed capital requirements. There has been no change in the Company’s approach to capital management during the nine months ended September 30, 2020.

Management is aware that market conditions, driven primarily by vanadium, silver, other metal and coal prices, may limit the Company’s ability to raise additional funds. These factors, and others, are considered when shaping the Company’s capital management strategy.

The Company’s business could be adversely impacted by the effects of the COVID-19 coronavirus. The extent to which COVID-19 may impact the Company’s business, including its operations and the market for its securities, will depend on future developments which cannot be predicted, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak.

9.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) then joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Definitive Agreement dated November 3, 2014 between the Company and Apogee, the Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project. During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately 42,000,000 Bolivian boliviano in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. The Company received a positive Resolution issued by the Bolivian Constitutional Court that, among other things, declared the previous Resolution of the Bolivian Supreme Court issued in 2011, that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia, null and void and sent the matter back to the Supreme Court of Bolivia to consider and issue a new Resolution.

On November 18, 2019, the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by the national tax authority in Bolivia against the Company’s Bolivian subsidiary as not proven. This Resolution is final and binding, hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the national tax authority in Bolivia.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division in Mongolia, notifying it of the results of the Sukhbaatar District Tax Division’s value added tax ("VAT") inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only 235,718,533 Mongolian tugrik from Red Hill’s claimed VAT credit of 2,654,175,507 Mongolian tugrik. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded. The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal. On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the Capital City Tax Tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion Mongolian tugrik resulted from past mining equipment purchases.

The VAT credit can be used to offset Red Hill’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

10.
RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, Chief Executive Officer and Executive Chairman of the Company, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company.

A summary of amounts paid or accrued to related parties is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Related parties	2020	2019	2020	2019
Directors and officers	$657,041	$376,852	$1,298,076	$1,312,135
Linx Partners Ltd.	210,000	98,000	635,000	266,000
MaKevCo Consulting Inc.	11,800	5,500	23,300	15,900
Sophir Asia Ltd.	10,300	4,900	21,200	14,700
	$889,141	$485,252	$1,977,576	$1,608,735

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Related parties	2020	2019	2020	2019
Consulting and management fees	$105,000	$48,948	$317,500	$166,000
Directors' fees	41,700	38,643	84,900	78,043
Mineral properties	548,941	312,662	1,202,526	863,387
Salaries	193,501	84,999	372,650	501,305
	$889,142	$485,252	$1,977,576	$1,608,735

As at September 30, 2019, amounts due to related parties totaled $Nil (as at December 31, 2019 – $30,533).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company. The amounts due to related parties is summarized below:

	Three Months Ended September 30,		Nine Months Ended September 30,
Key Management Personnel	2020	2019	2020	2019
Salaries and short term benefits	$210,739	$106,649	$417,052	$560,132
Directors' fees	41,700	38,643	84,900	78,043
Share-based payments	169,208	91,689	880,415	314,992
	$421,647	$236,981	$1,382,367	$953,167

11.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company followed the same accounting policies and methods of computation as it used in the Annual Financial Statements for the nine months ended September 30, 2020. The significant accounting policies applied, and recent accounting pronouncements are described in Notes 4 and 6 to the Annual Financial Statements.

In preparing the condensed consolidated interim financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of amortization for property and equipment, the useful life and recoverability of long-lived assets, the recoverability of accounts receivable, determination of environmental obligation provision for closure and reclamation, accounts payable and accrued liabilities, the assumptions used in the determination of the fair value of financial instruments and share-based payments, and the determination of the recoverability of deferred income tax assets bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant Accounting Judgments and Estimates

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant judgements, estimates and assumptions in determining carrying values include, but are not limited to:

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Note 5 to the Annual Financial Statements ), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a)
Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Management has determined the functional currency of all entities to be the Canadian dollar.

(b)
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the nine months ended September 30, 2020, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

(c)
 Impairment (recovery) assessment of deferred exploration interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

(d)
Deferred tax liability

Judgement is required to determine which types of arrangements are considered to be a tax on income in contrast to an operating cost. Judgement is also required in determining whether deferred tax liabilities are recognised in the statement of financial position. Deferred tax liabilities, including those arising from un-utilised tax gains, require management to assess the likelihood that the Company will generate sufficient taxable losses in future periods, in order to offset recognised deferred tax liabilities. Assumptions about the generation of future taxable losses depend on management’s estimates of future cash flows. These estimates of future taxable losses are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable losses differ significantly from estimates, the ability of the Company to offset the net deferred tax liabilities recorded at the reporting date could be impacted.

(e)
Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f)
Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

(g)
Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

(h)
Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

(i)
Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated.

Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(j)
Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and Common Share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

(k)
Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

(l)
Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 21 to the Annual Financial Statements. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, for example when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

COVID-19

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

COVID-19 may impact Company operations, and consequently, the nature and amounts and disclosures in the financial statements. Some of the specific areas impacted by COVID-19 include, but are not limited to:

●
Going concern assessments;
●
Evaluation of subsequent events;
●
Impairment and recovery of mineral assets;
●
Fair value measurements;
●
Lease modifications;
●
Employee termination benefits; and
●
Financial statement and Management Discussion & Analysis disclosures.

As at the date of this MD&A the COVID-19 pandemic has not affected the Company’s critical accounting policies.

12.
FINANCIAL INSTRUMENTS AND RELATED RISKS

The Board, through its Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s board of directors’ reviews the Company’s policies on an ongoing basis.

Financial Instruments

A description of financial instruments is included in Note 21 to the Annual Financial Statements and Note 11 to the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2020.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

Related Risks

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at September 30, 2020, the Company had a cash balance of $1,019,743 (as at December 31, 2019 – $3,017,704). As at September 30, 2020, the Company had accounts payable and accrued liabilities of $1,422,154 (as at December 31, 2019 - $2,420,392), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(d)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2020

(e)
Foreign currency risk

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in United States dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar. Based on the above, net exposures as at September 30, 2020, with other variables unchanged, a 10% (as at December 31, 2019 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $25,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $48,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $10,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(f)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

13.
RISKS AND UNCERTAINTIES

The Company’s business is the exploration, evaluation and development of mining properties. Thus, the Company’s operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks listed below are not arranged in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company’s business, financial condition or results of operations and/or the market price of the Company’s securities. Each of these risk factors is discussed in more detail under the heading “Key Information - Risk Factors” in the 2019 Annual Report, which is available under the Company’s SEDAR profile at www.sedar.com.

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The COVID-19 global pandemic and the risk of other similar outbreaks and pandemics;
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The Company's history of net losses;
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Capital costs, operating costs, production and economic returns;
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Exploration and development risks;
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The Company has no history of profitable mineral production;
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The risks inherent to the estimation of mineral reserves and mineral resources;
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Environmental risks;
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Foreign operations risks;
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The reform of the mining laws, including the General Mining Act of 1872 in the U.S;
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Government approvals and permits;
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Risks associated with the Company's property and mining interests;
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Risks associated with the Company's mineral claims, mining leases, licenses and permits;
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Title risks;
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Risks associated with claims from First Nations and other Aboriginal or community groups;
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Risks associated with competition;
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Inherent risks;
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The Company's reliance on key personnel;
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The volatility of mineral prices,
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Currency fluctuations;
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Global, national and local financial conditions;
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Risks associated with third-party contractors;
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Anti-bribery legislation;
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Uninsured risks;
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The Company has no history of making dividend payments;
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Related party transactions;
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Litigation and regulatory proceedings;
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Cyber security risks;
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Risks associated with being a foreign private issuer;
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Risks associated with non-Canadian investors;
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Risks associated with the Company's operations in emerging markets; and
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Emerging risks, as described below.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the COVID-19 global pandemic, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

14.
DISCLOSURE CONTROLS AND PROCEDURES

Design of Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s disclosure committee is comprised of the Chief Executive Officer and senior members of management. The disclosure committee’s responsibilities include determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws. The board of directors is responsible for reviewing the Company’s disclosure policy, procedures and controls to ensure that it addresses the Company’s principal business risks, and changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements.

The Company’s Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures, have concluded that the Company’s disclosure controls and procedures were effective during the nine months September 30, 2020.

Design of Internal Controls over Financial Reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

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pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Executive Chairman and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective during the nine months ended September 30, 2020.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2020
(Expressed in Canadian dollars, except where indicated)

15.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the nine months ended September 30, 2020, the Company’s employees began working remotely due to theCOVID-19 pandemic. This has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite this, there were no changes to the Company’s internal control over financial reporting during the nine months ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16.
DISCLOSURE OF OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company had a total of:

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155,295,228[2] Common Shares outstanding with recorded value of $188,880,506;

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10,272,500 stock options outstanding with a weighted average exercise price of $0.31. Each option is exercisable to purchase one Common Share at prices ranging from $0.20 to $0.49 per share and expire between June 2021 and August 2025; and

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27,459,667[2] Common Share purchase warrants outstanding with a weighted average exercise price of $0.22. Each Common Share purchase warrant is exercisable to purchase one Common Share at prices ranging from $0.16 to $0.26 and expire between November 2020 and May 2023.

17.
OFF-BALANCE SHEET ARRANGEMENTS

During the nine months ended September 30, 2020, the Company was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

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2 As at the date hereof, 195,000 Common Shares are in the process of being issued pursuant to the exercise of an equivalent number of Common Share purchase warrants of the Company. The number of issued and outstanding Common Shares does not include the 195,000 Common Shares issuable and the number of issued and outstanding Common Share purchase warrants does not exclude the 195,000 exercised Common Share purchase warrants, which would have expired on November 13, 2020, if not so exercised.